Exhibit 23.1

Consent of KPMG LLP

The Board of Directors
Ascent Capital Group, Inc.:

We consent to the use of our report dated March 9, 2012 with respect to the consolidated balance sheet of Monitronics International, Inc. as of December 31, 2011, and the related consolidated statements of operations, shareholder’s net capital, and cash flows for the year then ended and our report dated June 14, 2011 with respect to the consolidated balance sheet of Monitronics International, Inc.  as of December 31, 2010, and the related consolidated statements of operations, shareholders’ net capital (deficiency), and cash flows for the period July 1, 2010 to December 16, 2010 (Predecessor) and the period December 17, 2010 to December 31, 2010 (Successor), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

June 21, 2012